FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEB 2024

COMMISSION FILE NUMBER 1-15150

The Dome Tower

Suite 3000, 333 - 7th Avenue SW

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

US Bank Tower

Suite 2200, 950 - 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

The exhibits to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-273750) and Form S-8 (File No. 333-200583).

EXPLANATORY NOTE

On February 21, 2024, Enerplus Corporation (“Enerplus”) and Chord Energy Corporation (“Chord”) issued a joint press release announcing their entry into an Arrangement Agreement by and among Enerplus, Chord, and Spark Acquisition ULC, a wholly owned subsidiary of Chord (“Canadian Sub”), pursuant to which, among other things, Canadian Sub will acquire all of the issued and outstanding common shares of Enerplus in accordance with a court-approved plan of arrangement under the Business Corporations Act (Alberta).

EXHIBIT INDEX

EXHIBIT 99.1 – JOINT PRESS RELEASE OF CHORD ENERGY CORPORATION AND ENERPLUS CORPORATION, DATED FEBRUARY [21], 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/ David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: Feb 21, 2024